Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

November 26, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Merida Merger Corp. I

Amendment No. 2 to Registration Statement on Form S-4

Filed November 5, 2021

File No.: 333-259381

Ladies and Gentlemen:

On behalf of Merida Merger Corp. I (the “Company”), we respond as follows to the Staff’s comment letter, dated November 19, 2021, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), filed herewith.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 2 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 153

1.	The number of Leafly shares to be converted described in footnote (3) to the table on page 154 does not agree with footnote (3) to the table on page 163. Please revise or advise.

We respectfully advise the Staff that the financial information presented in Amendment No. 3, including the figures within the footnotes referenced by the Staff, has been updated to September 30, 2021. As a result of these updates, the footnotes referenced by the Staff now agree. Please see revised disclosures on pages 154 and 164.

Securities and Exchange Commission

November 26, 2021

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2021, page 156

2.	We note you revised to reflect the entire $15.3 million amount in pro forma adjustment (b) within additional paid-in capital (APIC), despite the fact that $567,000 had already been recorded as of June 30, 2021. Please revise or advise.

We respectfully advise the Staff that the referenced amounts recorded as of June 30, 2021 were in other accounts on each of Leafly’s and Merida’s balance sheets and not yet reclassified to additional paid-in capital. Therefore, the entries to reclassify these amounts to additional paid-in capital upon closing of the transaction were also reflected in the Transaction Accounting Adjustments. We also respectfully advise the Staff that these figures have been updated to September 30, 2021, and the same accounting methodology applies.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 161

3.	We note you have revised the amount held in the trust account disclosed in pro forma adjustment (a) and the amount within APIC related to the reclassification of Merida redeemable stock to reflect the redemption of certain shares in October 2021. Please revise to explain that the October redemption is reflected in pro forma adjustments (a) and (f).

We have revised the disclosures on pages 161-162 of the registration statement, as requested. We also respectfully advise the Staff that certain footnote references have changed in connection with the updates to present financial information in Amendment No. 3 as of September 30, 2021, and accordingly, adjustment (f) is now presented as adjustment (e).

Executive and Director Compensation of Leafly

Executive Employment Arrangements, page 236

4.	Please file the employment agreements with Ms. Miyashita and Messrs. Cotter, Martin and Krishnaswamy as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

We have filed the employment agreements (including offer letters) of Ms. Miyashita and Messrs. Cotter, Martin and Krishnaswamy as exhibits to Amendment No. 3, as requested by the Staff.

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Securities and Exchange Commission

November 26, 2021

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Peter Lee

Kyle C. Krpata, Esq.

James R. Griffin, Esq.